File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2025

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2025, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	100,000,000	Floating Rate	100.112	3-July-2025	1-Aug-2029
USD	300,000,000	Floating Rate	100.325	16-July-2025	4-Oct-2027
USD	3,000,000,000	4.375	99.113	16-July-2025	16-July-2035
EUR	100,000,000	3.032	100.00	18-July-2025	18-July-2035
HKD	780,000,000	2.50	100.00	21-July-2025	21-July-2027
HKD	700,000,000	2.90	100.00	23-July-2025	23-July-2031
GBP	100,000,000	5.00	103.964	24-July-2025	20-July-2030
GBP	50,000,000	4.125	100.452	25-July-2025	28-Apr-2028
GBP	50,000,000	4.00	99.739	25-July-2025	17-Dec-2029
CHF	180,000,000	0.675	100.00	28-July-2025	28-July-2034
GBP	50,000,000	4.00	99.575	28-July-2025	17-Dec-2029
GBP	50,000,000	3.875	99.478	30-July-2025	15-Feb-2029
USD	50,000,000	5.66 Multi-Callable	100.00	30-July-2025	30-July-2055
USD	100,000,000	4.20 Multi-Callable	100.00	30-July-2025	17-July-2030
GBP	75,000,000	3.875	99.393	5-Aug-2025	15-Feb-2029
GBP	50,000,000	4.00	99.573	5-Aug-2025	17-Dec-2029
GBP	50,000,000	3.875	99.505	11-Aug-2025	15-Feb-2029
GBP	100,000,000	4.00	99.610	11-Aug-2025	17-Dec-2029
USD	100,000,000	Floating Rate	100.042	12-Aug-2025	13-Mar-2030
AUD	100,000,000	4.45	102.415	19-Aug-2025	21-Jan-2030
AUD	100,000,000	3.85	100.365	20-Aug-2025	24-Jan-2029
USD	50,000,000	4.68 Multi-Callable	100.00	21-Aug-2025	21-Aug-2035
INR	2,000,000,000	7.00	103.025084	22-Aug-2025	8-Aug-2033
USD	200,000,000	Floating Rate	100.062	28-Aug-2025	13-Mar-2030
USD	65,000,000	4.47 Multi-Callable	100.00	29-Aug-2025	29-Aug-2035
USD	200,000,000	Floating Rate	100.147	2-Sep-2025	1-Aug-2029
USD	100,000,000	Floating Rate	100.004	3-Sep-2025	15-Feb-2029
HKD	1,520,000,000	2.875	100.00	12-Sep-2025	12-Sep-2030
USD	40,000,000	Zero Coupon Multi-Callable	100.00	22-Sep-2025	22-Sep-2045
GBP	50,000,000	4.75	102.475	24-Sep-2025	5-Oct-2029
USD	100,000,000	4.405 Multi-Callable	100.00	24-Sep-2025	24-Sep-2035
USD	50,000,000	3.70	100.00	26-Sep-2025	26-Sep-2030
USD	150,000,000	3.56	100.00	29-Sep-2025	2-Oct-2028

Annex B

Inter-American Development Bank

Ordinary Capital

Management’s Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2025

(Unaudited)

Management’s Discussion and Analysis	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2025

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB or IADB) are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank’s Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank’s Information Statement dated February 26, 2025, which includes the Ordinary Capital financial statements for the year ended December 31, 2024. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income(1). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Condensed Statement of Income and Retained Earnings.

Recent market updates

According to the October 2025 World Economic Outlook (WEO) from the IMF, the Latin American and Caribbean (LAC) economies are projected to grow by 2.4% in 2025, a downward revision from the 2.5% forecast published in January. The adjustment reflects heightened uncertainty stemming from policy shifts in major advanced economies. Still, the region’s growth remains broadly in line with historical trends. By comparison, global output is projected to average 3.2% over 2025–2027.

Looking to 2026, growth in LAC is expected to rise modestly to 2.3%. Inflation rates are increasingly converging toward central bank targets, supporting financial stability, although fiscal vulnerabilities persist.

(1)

Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management’s Discussion and Analysis.

Management’s Discussion and Analysis	4

Central banks in advanced economies began cutting interest rates in late 2024. After a prolonged pause, the U.S. Federal Reserve reduced its policy rate in September 2025, with other major central banks expected to follow. In contrast, many LAC central banks acted earlier, starting rate cuts in 2024 as inflation eased and maintaining a more gradual pace in 2025.

Despite expectations of further global monetary loosening, long-term yields have remained firm or risen. Following the Fed’s 25 basis point cut, the 10-year U.S. Treasury yield stood higher, reflecting persistent inflation expectations and elevated risk premia. This indicates that markets continue to price in macroeconomic uncertainty and fiscal risks.

Geopolitical tensions remain a significant downside risk. Key concerns include the trajectory of global rates, ongoing supply chain disruptions, and shifting trade relations, particularly through new tariff regimes. While regional inflation has largely stabilized near targets, uncertainty in trade and fiscal policies could weigh further on growth prospects, particularly if they exacerbate existing structural bottlenecks.

The Bank’s remains the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its clients during periods of global stress. The Bank’s approvals envelope for the biennial period 2025—2026 is approximately $32 billion. Management expects disbursements of approximately $11 billion during 2025.

From a financial standpoint, Bank policies require Management to balance projected equity accumulation and growth of (risk-weighted) assets through a long-term financial planning process, which is run every year. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility and it regularly assesses financial resiliency through stress testing. Capital and liquidity metrics remained within their respective policy thresholds.

Institutional Strategy

The IDB’s Institutional Strategy (IDBStrategy+) sets the strategic direction through 2030 and is aligned with global commitments under the Sustainable Developmental Goals (SDGs). For further information, refer to the strategy page of the IDB website.

An Impact Framework is used to monitor IDBStrategy+, setting new ambition and higher targets in a range of areas, with an enhanced focus on impact. The Impact Framework helps to deliver tangible results for the people of Latin America and the Caribbean, from improved access to basic services and increased social protection, to enhanced resilience and expanded economic opportunities. It includes indicators that focus on concrete results for beneficiaries as well as new ways to measure progress in support for public-private synergies and resource mobilization. The Impact Framework also includes targets, such as projects supporting digital transformation (25% of new approvals), projects targeting poor populations (50% of new approvals), and projects supporting sustainable economic growth (75% of new approvals).

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under “Notes to the Condensed Quarterly Financial Statements” section.

Management’s Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2025 and 2024, as well as for the year ended December 31, 2024.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		Year ended December 31,
	2025	2024	2024
Operational Highlights
Approved developmental assets	$9,722	$5,878	$11,890
Undisbursed portion of approved developmental assets	33,721	30,504	32,092
Gross disbursements of developmental assets	7,326	4,912	9,004
Net (collections) disbursements of developmental assets	(443)	(678)	1,250
Balance Sheet Data
Investments, after swaps(1)	$41,729	$37,574	$35,953
Developmental Assets
Loans outstanding(2)	117,245	115,002	115,890
Debt securities	552	686	632
Allowance for credit losses	882	767	803
Total assets	165,386	156,617	155,368
Borrowings outstanding, after swaps	122,587	116,418	117,023
Equity	41,385	39,567	40,390
Income Statement Data
Operating Income (loss)(3)	$880	$890	$1,008
Net fair value adjustments on non-trading portfolios and foreign currency transactions(4)	410	94	281
Other components of net pension benefit credit (costs)	165	125	166
Board of Governors approved transfers	(164)	(159)	(159)
Net income (loss)	1,291	950	1,296
Comprehensive income (loss)	980	867	1,704
Ratios
Total debt(5) to equity(6) ratio	3.1	3.1	3.1
Total assets to equity(6) ratio	4.1	4.1	4.0
Cash and investments as a percentage of borrowings outstanding, after swaps	33.8%	31.6%	30.8%
Cost to income ratio(7)	40.9%	43.7%	45.6%
Cost to development assets (8)	0.7%	0.8%	0.8%
Return on equity ratio(9)	2.4%	3.3%	2.5%
Return on assets ratio(10)	0.6%	0.8%	0.7%

(1)	See Table 10 for a breakdown of investments, after swaps.
(2)	Includes $78 million of Deferred loan origination fees and costs, net (December 31, 2024 - $78 million).

Excludes interest rate and foreign currency swaps in a net asset position of $1,655 million as of September 30, 2025 ($2,242 million in a net asset position as of September 30, 2024) and $3,588 million in a net asset position as of December 31, 2024.

(3)	See page 8 for a full discussion of Operating income.
(4)

Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments’ maturity approaches and their fair values converge with their amortized costs. See page 11 for a full discussion.

(5)	Borrowings (after swaps) and guarantee exposure.
(6)	See page 12 , sources of funds section, for a definition of “Total Equity”.
(7)	Four year rolling average of Administrative expenses, divided by the four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(8)	Four year rolling average of Administrative expenses, divided by the four year rolling average of Developmental Assets and the resources administered on behalf of donors
(9)	Twelve months rolling Operating income divided by average equity.
(10)	Twelve months rolling Operating income divided by average total assets.

Management’s Discussion and Analysis	6

Developmental Assets

Developmental assets include loans, guarantees, and debt securities. As of September 30, 2025 and December 31, 2024 approximately 97% of the outstanding developmental assets are sovereign-guaranteed (SG).

For 2025, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.80% and 0.50% (2024 - 0.80% and 0.50%, respectively). No supervision and inspection fees have been applied for the said periods.

Table 1 presents a summary of the developmental assets approved for the nine months ended September 30, 2025 and 2024.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

	Nine months ended
	September 30, 2025				September 30, 2024
	SG	Concessional SG	SEP(1)	Total	SG	Concessional SG	SEP(1)	Total
Loans
Number	42	2	3	47	50	3	4	57
Amount	$9,605	$32	$8	$9,645	$5,697	$23	$8	$5,728
								—
Guarantees								—
Number	1	—	—	1	1	—	—	1
Amount	$77	$—	$—	$77	$150	$—	$—	$150

Total	$9,682	$32	$8	$9,722	$5,847	$23	$8	$5,878

(1)	Social Entrepreneurship Program (SEP).

Table 2 presents the undisbursed portion of approved developmental assets as of September 30, 2025 and December 31, 2024.

TABLE 2: UNDISBURSED PORTION OF APPROVED DEVELOPMENTAL ASSETS

(Expressed in millions of United States dollars)

	September 30, 2025		December 31, 2024
	Total	Signed	Total	Signed
Sovereign-guaranteed Loans	$33,204	$23,706	$31,529	$23,065
Sovereign-guaranteed-concessional Loans	326	294	326	308
Non-Sovereign-guaranteed Loans	172	42	217	87
Social Entrepreneurship Program	19	18	20	13

Total	$33,721	$24,060	$32,092	$23,473

Table 3 presents the sovereign and non-sovereign-guaranteed loans and guarantees portfolios as of September 30, 2025 and December 31, 2024.

TABLE 3: OUTSTANDING LOANS AND GUARANTEES

(Expressed in millions of United States dollars)

	September 30, 2025	December 31, 2024
Sovereign Loans	$114,349	$112,750
Sovereign Guarantees	1,377	1,405

Sovereign Portfolio	115,726	114,155
Non-Sovereign Loans	2,818	3,062
Non-Sovereign Guarantees	70	67

Non-Sovereign Portfolio	2,888	3,129

Total Loans & Guarantees Outstanding	$118,614	$117,284

Management’s Discussion and Analysis	7

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $917 million at September 30, 2025, compared to $834 million at December 31, 2024. The increase of $83 million was mainly due to an increase in the allowance of the SG portfolio; as well as an increase in the allowance of the NSG portfolio mainly in the individually assessed loans due to new loans classified as impaired.

Table 4 presents the activity of the allowance for credits losses for the sovereign and non-sovereign-guaranteed portfolios as of September 30, 2025.

TABLE 4: ALLOWANCE FOR CREDIT LOSSES

(Expressed in millions of United States dollars)

	September 30, 2025
	SG	NSG	Total
Balance, beginning of year (1)	$646	$188	$834
Provision (credit) for expected credit losses:
Collective allowance for loans outstanding	12	(18)	(6)
Collective allowance for loan commitments and guarantees(1)	6	(2)	4
Collective allowance for debt securities	—	7	7

Total collective allowance	18	(13)	5
Individually assessed loans	51	29	80

Total provision (credit) for expected credit losses	69	16	85
Write-offs	—	(2)	(2)
Recoveries	—	—	—

Balance, end of period (1)	$715	$202	$917

1)	Allowance for loan commitments and guarantees of $35 million (December 31, 2024 - $31 million) is reported under Other liabilities in the Condensed balance sheet.

Allowance for credit losses on individually assessed SG loans: As of September 30, 2025, the total amount in arrears for principal and interest of Venezuela’s sovereign guaranteed portfolio amounted to $2,071 million, from which $1,915 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest and fee income not recognized amounted to $86 million during the first nine months of 2025 (September 30, 2024 - $97 million), and the related individually assessed allowance for credit losses was $590 million as of September 30, 2025 (December 31, 2024 - $539 million). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of September 30, 2025 or December 31, 2024.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated, through its representative at the IDB Board of Directors, its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Management will continue to monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $168 million at September 30, 2025, compared to $102 million at December 31, 2024. As of September 30, 2025, the allowance for credit losses on individually assessed NSG loans was $64 million, compared to $37 million at December 31, 2024. The percentage of the NSG allowance for credit losses on individually assessed loans was 38% as of September 30, 2025 (December 31, 2024 - 36%).

Management’s Discussion and Analysis	8

Investments operations

Approximately 90% of the Bank’s investments are held in high quality securities rated AA- or the equivalent short term ratings.

In 2025, the trading investments portfolio experienced net mark-to-market gains of $41 million, compared to $23 million in 2024, mainly due to the mark-to-market impact of tighter credit spreads and lower interest rates.

Capacity Building, Asset Management and Advisory (CAsA) program

The Bank’s CAsA program aims to help build or strengthen the institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions, fellowships, and other training opportunities. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of September 30, 2025 total assets managed under the CAsA program amounted to $954 million (September 30, 2024 - $200 million).

In August 2025, the Board of Executive Directors approved transitioning the pilot program into a formal Institutional program. With a strengthened mandate, CAsA will (i) expand beyond central banks to engage other public institutions such as Ministries of Finance, other governmental institutions, state-owned entities at the national and subnational levels, and among others, and (ii) prioritize participant needs by broadening advisory and capacity-building engagements across the capital markets arena beyond strictly reserves management functions.

Borrowing operations

During the first nine months of 2025, the Bank issued bonds for a total face amount of $21,212 million (September 30, 2024 – $19,327 million) that generated proceeds of $21,214 million (September 30, 2024 – $19,325 million). The average life of new issues was 5.4 years in 2025 (September 30, 2024 – 6.1 years).

During 2025, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

Exposure Exchange Agreements

The Bank reduces its sovereign-guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other Multilateral Development Institutions (MDIs) and executing bilateral transactions under such framework. The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which the MDI has no, or low, exposure, through use of guarantees.

In April 2025, the Bank executed bilateral EEA transactions with another MDI. The Bank was the EEA Buyer (received a financial guarantee from an MDI) of $3,200 million; and the EEA Seller (provided a financial guarantee to an MDI) for $3,200 million.

In July 2025, the Bank executed its first non-USD denominated bilateral EEA transaction with another MDI. The Bank was the EEA Buyer (received a financial guarantee from an MDI) of EUR 500 million; and the EEA Seller (provided a financial guarantee to an MDI) for EUR 500 million.

For further information, refer to Note D - Developmental assets – loans and guarantees of the Condensed Quarterly financial statements.

Sub-Sovereign Finance Program (SFP)

In June 2025, the Board of Executive Directors authorized the Sub-Sovereign Finance Program (SFP) as a five-year pilot with the objective of demonstrating the feasibility of the Bank’s sub-sovereign financing for selected sub-national governments in all IDB borrowing member countries. To enable this, up to $1 billion will be allocated to the SFP.

Financial Results

Operating income: Operating income includes the net interest income on earning assets, other loan income, net investment gains (losses), the provision (credit) for developmental assets credit losses and net non-interest expense.

Management’s Discussion and Analysis	9

Table 5 shows a breakdown of Operating income for 2025 and 2024.

For the nine months ended September 30, 2025, Operating Income was $880 million, compared to $890 million for the same period last year. The decrease in operating income was mainly due to (i) an increase in the provision (credit) for developmental assets credit losses; offset by (ii) an increase in net interest income; (iii) an increase in net investment gains, and (iv) a decrease in net non-interest expense.

TABLE 5: OPERATING INCOME

(Expressed in millions of United States dollars)

	Nine months ended September 30,
	2025	2024	2025 vs 2024
Interest on developmental assets(1)	$4,484	$5,051	$(567)
Interest on investments(1)	1,384	1,515	(131)
Interest on other assets/liabilities management derivatives	(119)	(267)	148

	5,749	6,299	(550)
Less:
Borrowing expenses(1)	4,248	4,866	(618)

Net interest income	1,501	1,433	68
Other loan income	89	85	4
Net investment gains	41	23	18
Other expenses:
Provision (credit) for developmental assets credit losses	85	(29)	114
Net non-interest expense	666	680	(14)

Total	751	651	100

Operating income	$880	$890	$(10)

(1)	Amounts on an after swap basis.

Net interest income: The Bank’s net interest income (NII) is driven primarily by two sources: the lending spread the Bank charges on all its SG loans and the income earned on its equity-funded assets. The SG lending spread on the Bank’s non-concessional operations is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-funded assets is the result of an Asset Liability Management (ALM) strategy. The ALM strategy seeks to achieve stable net interest income and preserve the economic value of its equity. The Bank uses derivatives to manage interest rate risk on its Balance Sheet and, in particular, the repricing and maturity profile of the Bank’s equity-funded assets in accordance with the ALM policy. In 2021, a model was implemented, by which interest rate swaps are used systematically to modify the characteristics of equity-funded assets to minimize volatility of net interest income driven by changes in USD interest rates.

Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

The Bank’s NII reached $1,501 million during the first nine months of 2025, compared to $1,433 million for the same period last year. The increase when compared with prior year was mainly due to the income earned on equity funded loans and a larger loan portfolio.

Management’s Discussion and Analysis	10

Figure 1 below shows the Bank’s net interest income during the first nine months of the last three years.

FIGURE 1: FINANCIAL RESULTS – NET INTEREST INCOME

For the quarters ended September 30, 2023 through 2025

(Expressed in millions of United States dollars)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2025 and 2024, and the year ended December 31, 2024 are shown in Table 6.

TABLE 6: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2025		Nine months ended September 30, 2024		Year ended December 31, 2024
	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %	Average Balance	Return/ Cost %
Loans(1)	$117,870	5.04	$116,136	5.74	$116,335	5.60
Liquid investments(2)(3)	37,989	5.03	34,510	6.05	35,374	5.79

Total earning assets	$155,859	5.04	$150,645	5.81	$151,709	5.64

Borrowings	$118,372	4.80	$114,044	5.70	$114,730	5.54

Net interest margin(4)		1.29		1.27		1.25

SOFR(5)		4.24		4.96		4.49

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percentage of average earnings assets, after swaps.
(5)	Secured Overnight Financing Rate Data

Net investments gains: Net mark-to-market investment gains amounted $41 million, compared to $23 million for the same period in 2024, mainly due to the mark-to-market impact of tighter credit spreads and lower interest rates.

Provision (credit) for developmental assets credit losses: The provision for developmental assets credit losses was $85 million in 2025, compared to a credit of $29 million for the same period in 2024. The increase was mainly due to an increase in the allowance of the SG portfolio; as well as an increase in the allowance for the NSG portfolio mainly in the individually assessed loans due to new loans classified as impaired.

Net Non-interest Expense Net non-interest expense amounted $666 million, compared to $680 million for the same period in 2024. The main components of net non-interest expense are presented in Table 7.

Management’s Discussion and Analysis	11

TABLE 7: NET NON-INTEREST EXPENSE

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,
	2025	2024	2025 vs 2024
Administrative expenses
Staff costs	$334	$316	$18
Pension service costs	83	96	(13)
Consultant fees	99	96	3
Travel expenses	17	15	2
Other expenses	122	115	7

Total administrative expenses	655	638	17
Service fee revenues	(32)	(18)	(14)
Strategic development programs	96	96	—
Trust funds administration fees	(8)	(13)	5
Other income	(45)	(23)	(22)

Net non-interest expense	$666	$680	$(14)

Net Income

Net income amounted $1,291 million during the first nine months of 2025, compared to $950 million for the same period in 2024. The increase of $341 million was mainly due to gains in Net fair value adjustments on non-trading portfolios and foreign currency transactions.

TABLE 8: NET INCOME

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,
	2025	2024	2025 vs 2024
Operating income	$880	$890	$(10)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	410	94	316
Other components of net pension benefit costs	165	125	40
Board of Governors approved transfers	(164)	(159)	(5)

Net income	$1,291	$950	$341

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not, as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Mainly due to a decrease in the USD interest rates yield curve, the Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $410 million for the nine months ended September 30, 2025, compared to $94 million gains for the same period in 2024. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Transfers to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2025, the Board of Governors approved income transfers from the Bank to the GRF amounting to $164 million (2024 – $159 million). Since 2011, the GRF has received income transfers totaling $1,888 million (2024 - $1,724 million).

Management’s Discussion and Analysis	12

CAPITAL ADEQUACY

The Bank’s Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

The CAP allows the Bank to measure the inherent risk in its developmental assets portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to achieve more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank’s principal earning asset. As of September 30, 2025, the total volume of outstanding loans was $117,167 million, of which $4,896 million was under concessional terms, compared with $115,812 million and $4,955 million, respectively, as of December 31, 2024.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

As of September 30, 2025, 2% of the outstanding loans and guarantees exposure was NSG (December 31, 2024 – 3%). The NSG portfolio, including loans to other multilateral development institutions, totaled $2,888 million, compared to $3,129 million at December 31, 2024.

Debt securities: Debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of September 30, 2025, debt securities outstanding amounted to $552 million (December 31, 2024 – $632 million).

Investment Portfolio

The Bank’s investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank’s liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at September 30, 2025 increased by $5,564 million compared with December 31, 2024, primarily due to a larger amount of new Medium-and-long borrowings ($21,214 million), than maturities ($14,426 million).

Equity

Equity at September 30, 2025 was $41,385 million compared to $40,390 million at December 31, 2024. The increase of $995 million was mainly due to Net income of $1,291 million for the first nine months of the year; partially offset by a $265 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, and $46 million amortization of net actuarial losses and prior service credit on retirement benefit plans.

Management’s Discussion and Analysis	13

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries’ local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum policy limit, whereby the Bank cannot exceed 4.0x of equity. In August 2025, the Board of Directors approved an increase of the debt-to-equity limit from 4.0x to 4.5x and setting a 0.5x operational buffer. Table 9 presents the composition of the Debt-to-Equity ratio as of September 30, 2025 and December 31, 2024.

TABLE 9: TOTAL DEBT-TO-EQUITY RATIO

(Amounts expressed in millions of United States dollars)

	September 30, 2025	December 31, 2024
Borrowings outstanding after swaps and guarantee exposure	$124,218	$118,704
Equity
Paid-in capital stock	11,854	11,854
Less: Receivable from members	814	830
Retained earnings:
General reserve(1)	27,780	26,801
Special reserve (1)	2,565	2,565

	41,385	40,390
Minus:
Borrowing countries’ local currency cash balances	121	99
Accumulated other comprehensive income	1,324	1,636

Total Equity	$39,940	$38,655

Total Debt-to-Equity Ratio	3.1	3.1

(1)	Includes Accumulated other comprehensive income.

Management’s Discussion and Analysis	14

LIQUIDITY MANAGEMENT

Table 10 shows a breakdown of the trading investments portfolio at September 30, 2025 and December 31, 2024, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 10: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	September 30, 2025
Security Class	Maturity in one year or less	one year to five years	After five years to ten years	after ten years	Grand Total(1)
Obligations of the United States Government	$797	$1,017	$—	$—	$1,814
U.S. Government-sponsored enterprises	—	—	—	—	—
Obligations of non-U.S. governments	8,761	—	—	—	8,761
Obligations of non-U.S. agencies	4,140	8,346	199	—	12,685
Obligations of non-U.S. sub-sovereigns	745	1,798	—	—	2,543
Obligations of supranationals	710	2,867	66	—	3,643
Bank obligations	6,298	4,035	—	—	10,333
Corporate securities	646	1,200	—	—	1,846
Asset-backed securities (ABS)	—	—	—	3	3

Total investments - trading	22,097	19,263	265	3	41,628
Currency and interest rate swaps - investments-trading	99	2	—	—	101

Total	$22,196	$19,265	$265	$3	$41,729

(1)	Represents the fair value of the referred assets, including their accrued interest.

	December 31, 2024
Security Class	Maturity in one year or less	one year to five years	After five years to ten years	after ten years	Grand Total(1)
Obligations of the United States Government	$3,084	$979	$—	$—	$4,063
U.S. Government-sponsored enterprises	39	162	100	54	355
Obligations of non-U.S. governments	3,823	—	—	—	3,823
Obligations of non-U.S. agencies	2,348	7,017	—	—	9,365
Obligations of non-U.S. sub-sovereigns	624	1,038	—	—	1,662
Obligations of supranationals	214	3,006	—	—	3,220
Bank obligations	7,422	3,401	—	—	10,823
Corporate securities	569	942	—	—	1,511
Asset-backed securities	—	—	—	4	4

Total investments - trading	18,123	16,545	100	58	34,826
Currency and interest rate swaps - investments-trading	393	734	—	—	1,127

Total	$18,516	$17,279	$100	$58	$35,953

(1)	Represents the fair value of the referred assets, including their accrued interest.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Management’s Discussion and Analysis	15

Table 11 provides details of the estimated current credit exposure of the Bank’s investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2025, the credit exposure amounted to $41,808 million, compared to $34,919 million as of December 31, 2024. The credit quality of the portfolios continues to be high, as 79.2% of the counterparties are rated AAA and AA, 10.6% or equivalent short-term ratings (A1+ and A1), 9.0% are rated A, and 1.2% are rated BBB or below, compared to 86.8%, 4.0%, 8.6% and 0.6%, respectively, at December 31, 2024.

TABLE 11: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)

	September 30, 2025
						Total Exposure
	Investments					on
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS	Net Derivatives Exposure	Investments and Swaps	% of Total
A1+	$3,683	$338	$99	$—	$—	$4,120	9.9
A1	—	311	—	—	—	311	0.7
AAA	12,293	1,659	36	—	—	13,988	33.5
AA	10,371	6,850	1,711	—	157	19,089	45.7
A	2,576	1,175	—	—	23	3,774	9.0
BBB	12	—	—	—	—	12	—
BB	511	—	—	—	—	511	1.2
B	—	—	—	—	—	—	—
CCC	—	—	—	—	—	—	—
CC and below(2)	—	—	—	3	—	3	—

Total	$29,446	$10,333	$1,846	$3	$180	$41,808	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

	December 31, 2024
						Total Exposure
	Investments					on
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS	Net Derivatives Exposure	Investments and Swaps	% of Total

A1+	$407	$971	$—	$—	$—	$1,378	4.0
A1	—	—	—	—	—	—	—
AAA	9,367	1,691	—	—	—	11,058	31.7
AA	10,526	7,151	1,511	—	64	19,252	55.1
A	1,947	1,010	—	—	30	2,987	8.6
BBB	49	—	—	—	—	49	0.1
BB	191	—	—	—	—	191	0.5
B	—	—	—	—	—	—	—
CCC	—	—	—	—	—	—	—
CC and below(2)	—	—	—	4	—	4	—

Total	$22,487	$10,823	$1,511	$4	$94	$34,919	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

Management’s Discussion and Analysis	16

SUBSEQUENT AND OTHER DEVELOPMENTS

IT Strategy and Cybersecurity

The technologies landscape continues to evolve rapidly. Access to technologies, technical devices, hybrid work environments, a push for more agility and the emergence of disruptive technologies like cloud computing, generative AI, robotics and automation, and increasing dependencies on third parties have obliged IT departments to move from being a support function that provides and maintains equipment, to a strategic enabler and business partner for the institution.

Technology is now instrumental for the performance of the organization. Organizations with high-performing IT departments and a sustainable Digital Transformation Program, have a competitive advantage over their peers and can ultimately provide better results and value for their customers.

In that context, where technologies and digital transformation are pivotal, Management’s IT Strategy 2022-2027, approved by the Board of Directors in 2022, aims to create more impact and results for the IDB and its clients. The strategy focuses on increasing the Bank’s digital fluency for better technology usage and protection, improving agility to achieve greater efficiency and results, becoming a data-driven institution, incubating new technologies like generative AI, and modernizing and securing our digital landscape.

Currently, two topics continue to be considered: (i) Generative AI. An institutional taskforce is in place, led by the Bank’s IT Department, and focus on safe and ethical usage of generative AI technologies, training and awareness, experimentation, and adoption of those technologies. This approach is allowing the Bank to keep a progressive and modern approach on the usage of advanced technologies, stay ahead but at the same time promote a safe and ethical usage; and (ii) Cybersecurity. The Bank continues to invest in security, remote access, end-point protection, cloud technologies, and operational risk management. The Bank’s IT Strategy reinforces the importance of ongoing investments in cybersecurity, with agility for rapid adjustments especially around employee awareness and cyber protection, deployed along the year to proactively improve the Bank’s security posture.

The Bank’s cybersecurity environment continues to be shaped by a complex geopolitical and geostrategic landscape, with evolving and persistent threats. To address these challenges, the Bank has strengthened its capabilities in intelligence, detection, and response, allowing for more proactive and informed decision-making. In the first half of 2025, an external firm conducted a cybersecurity maturity assessment. The results confirmed that the Bank’s cybersecurity posture is comparable to that of other multilateral development banks (MDBs) and U.S. financial institutions. The assessment also highlighted priority areas for further strengthening as the Bank advances its digital transformation.

Recommendations Capital Adequacy Framework (CAF)

The Bank is currently implementing the recommendations contained in the MDB CAF review sponsored by the G202. The CAF Review includes seventeen recommendations, grouped in five categories. The first category deals with risk appetite and financial policy framework; the second category addresses the value of callable capital; the third category calls for financial innovation to increase MDBs’ lending capacity; the fourth category pertains mainly to the interaction with credit rating agencies, and the fifth refers to governance and the use of loan performance data to maximize resource mobilization. Management and the Board of Executive Directors have discussed the status and the sequence that the Bank intends to follow to implement all recommendations.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of September 30, 2025, the overall increase in the funded status of the Plans to 123% (December 31, 2024-114%) was mainly due to an increase in market returns; offset by an increase in Plan obligations due to decreases in discount rates when compared to December 31, 2024.

2)	Boosting MDBs‘ investing capacity (2022). “An Independent Review of Multilateral Development Banks‘ Capital Adequacy Frameworks.”

Management’s Discussion and Analysis	17

The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans’ liabilities are remeasured, as required by U.S. GAAP. Therefore, the pension benefit obligation used to calculate the funded status as of September 30, 2025 is an estimated amount that will not be remeasured until the end of the year.

Access to Information

Effective September 1st, 2025, the new Access to Information Policy (AIP) took effect following its approval by the Board of Executive Directors in June 2024. The updated Policy reflects the Banks commitment to greater transparency, accountability, and stakeholder engagement, aligning with international best practices.

Management Changes

On September 9, 2025, Ms. Chiaki Yamamoto was appointed as Chief Advisor, Office of the Executive Vice President, effective November 1, 2025.

On September 29, 2025, Ms. Pilar Giron Davila was appointed as Vice President for Human Resources and Digital Transformation, effective October 16, 2025.

18	Condensed Quarterly Financial Statements

Condensed Quarterly Financial Statements

(Unaudited)

Condensed Quarterly Financial Statements	19

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	September 30,		December 31,
	2025		2024
	(Unaudited)		(Unaudited)
ASSETS
Cash and investments
Cash - Note K	$905		$836
Investments - Trading (including securities transferred under repurchase agreements of $198 million; 2024 - none) - Notes C, J and K	41,628	$42,533	34,826	$35,662
Securities purchased under resale agreements - Note H		450		—
Developmental assets
Loans outstanding - Notes D, F and K	117,167		115,812
Allowance for credit losses	(856)		(784)
Deferred loan origination fees and costs, net	78	116,389	78	115,106

Debt securities - Note E
Measured at fair value - Note G	111		113
Measured at amortized cost	441		519
Allowance for credit losses	(26)	526	(19)	613

Derivative assets, net - Notes I, J, K and L		1,135		350
Accrued interest and other charges
On loans	1,423		1,305
On others	1	1,424	9	1,314

Assets under retirement benefit plans - Note P		1,009		897
Other assets		1,920		1,426

Total assets		$165,386		$155,368

LIABILITIES AND EQUITY
Liabilities
Borrowings - Notes G, I, J, K and L
Short-term	$1,528		$3,314
Medium- and long-term:
Measured at fair value	91,214		81,891
Measured at amortized cost	27,960	$120,702	26,731	$111,936

Securities sold under repurchase agreements and payable for cash collateral received - Notes H and L		198		—
Derivative liabilities, net - Notes I, J, K and L		623		1,347
Payable for investment securities purchased		848		155
Due to IDB Grant Facility - Note M		161		136
Accrued interest on borrowings at amortized cost		184		210
Undisbursed strategic development programs		262		251
Other liabilities - Note D		1,023		943

Total liabilities		124,001		114,978
Equity
Capital stock - Note N
Subscribed (14,170,108 shares)	170,940		170,940
Less callable portion	(164,901)		(164,901)
Additional paid-in capital	5,815		5,815

	11,854		11,854
Receivable from members - Note O	(814)		(830)
Retained earnings	29,021		27,730
Accumulated other comprehensive income	1,324	41,385	1,636	40,390

Total liabilities and equity		$165,386		$155,368

The accompanying notes are an integral part of these condensed quarterly financial statements.

20	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Interest Revenue
Interest on developmental assets, after swaps - Notes D, I and L	$1,511	$1,680	$4,484	$5,051
Interest on investments	489	545	1,384	1,515
Interest on other asset/liability management derivatives	(37)	(89)	(119)	(267)

	1,963	2,136	5,749	6,299
Borrowing Expenses
Interest on borrowings, after swaps - Notes G, I and J	(1,456)	(1,643)	(4,232)	(4,850)
Other borrowing costs	(6)	(8)	(16)	(16)

	(1,462)	(1,651)	(4,248)	(4,866)
Interest revenue, net of borrowing expenses	501	485	1,501	1,433
Net investments gains (losses) - Notes C and I	24	3	41	23
(Provision) credit for developmental assets credit losses - Note D	(17)	21	(85)	29
Non-interest revenue
Other loan income	28	27	89	85
Other income	13	15	85	54

	41	42	174	139
Non-interest expense
Administrative expenses	(225)	(220)	(655)	(638)
Strategic development programs	(55)	(52)	(96)	(96)

	(280)	(272)	(751)	(734)
Operating Income (loss)	269	279	880	890
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes O and I	111	(24)	410	94
Other components of net pension benefit credit (cost) - Note P	54	41	165	125
Board of Governors approved transfers - Note M	—	—	(164)	(159)

Net income (loss)	434	296	1,291	950
Retained earnings, beginning of period	28,587	27,088	27,730	26,577
Distributions on behalf of shareholders - Note T	—	—	—	(143)

Retained earnings, end of period	$29,021	$27,384	$29,021	$27,384

Condensed Quarterly Financial Statements	21

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Net income (loss)	$434	$296	$1,291	$950
Other comprehensive income (loss)
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note P	(16)	(4)	(46)	(13)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(104)	106	(265)	(70)

Total other comprehensive income (loss)	(120)	102	(311)	(83)

Comprehensive income (loss)	$314	$398	$980	$867

The accompanying notes are an integral part of these condensed quarterly financial statements.

22	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Nine months ended
	September 30,
	2025	2024
	(Unaudited)
Cash flows from developmental and investing activities
Developmental activities:
Loan disbursements	$(7,326)	$(4,912)
Loan collections	7,621	5,462
Collection of debt securities	148	128

Net cash provided by (used in) developmental activities	443	678
Purchase of property, net	(59)	(51)
Miscellaneous assets and liabilities, net	(104)	(83)

Net cash provided by (used in) developmental and investing activities	280	544

Cash flows from financing activities
Medium- and long-term borrowings:
Proceeds from issuance	21,214	19,325
Repayments	(14,426)	(15,458)
Short-term borrowings
Proceeds from issuance	59,925	15,553
Repayments	(61,528)	(16,318)
Cash collateral received (returned)	(54)	173
Distributions paid on behalf of shareholders	—	(143)

Net cash provided by (used in) financing activities	5,131	3,132

Cash flows from operating activities
Gross purchases of trading investments	(45,412)	(46,196)
Gross proceeds from sale or maturity of trading investments	40,328	42,179
Securities purchased under resale agreements	(450)	—
Developmental assets income collections, after swaps	4,487	5,040
Interest and other costs of borrowings, after swaps	(4,560)	(5,009)
Income from investments	1,200	1,301
Interest on other asset/liability management derivatives	(171)	(280)
Other income	80	56
Administrative expenses	(615)	(588)
Transfers to the IDB Grant Facility	(136)	(94)
Strategic development programs	(84)	(82)

Net cash provided by (used in) operating activities	(5,333)	(3,673)

Effect of exchange rate fluctuations on Cash	(9)	(35)

Net increase (decrease) in Cash	69	(32)
Cash, beginning of period	836	996

Cash, end of period	$905	$964

The accompanying notes are an integral part of these condensed quarterly financial statements.

Condensed Quarterly Financial Statements	23

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2024 financial statements and notes therein included in the Bank’s Information Statement dated February 26, 2025. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation.

Accounting developments

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Topic 220), which requires disaggregated disclosure of income statement expenses for all public business entities. The ASU requires disaggregation of certain expense captions into specified categories within the notes to the financial statements, without changing the current presentation requirements of expenses on the face of the income statement. In January 2025, FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. For the Bank, the ASU is effective for the annual reporting period ending December 31, 2027, and the interim periods within annual reporting periods thereafter. The Bank is currently evaluating the impact of this standard on its financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606), which (i) granted a scope exception to the application of derivative accounting to contracts with features based on the operations or activities of one of the parties to the contract, and (ii) clarified the application of Topic 606 guidance when share-based noncash consideration is received from a customer for the transfer of goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Bank is currently assessing the impact of this standard on its financial statements.

24	Condensed Quarterly Financial Statements

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at September 30, 2025 of $(5) million (2024 – $(8) million) were included in Income from Net investments gains (losses).

A summary of the trading portfolio instruments at September 30, 2025 and December 31, 2024 is shown in Note J – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is the financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

i.	manage currency, interest rate and other types of exposures;

ii.	address project changing needs by customizing loan repayment terms;

iii.	execute hedges with the Bank at a loan portfolio level;

iv.	manage risk exposures to commodity price volatility through embedded options;

v.	through the Principal Payment Option (PPO), defer principal payments for 2 years following an eligible natural disaster through a one-time option, by modifying the loan’s amortization schedule;

vi.	originate, price, and approve loans denominated in Local Currency terms, and;

vii.	manage risk exposures and loan cash flows to catastrophes.

The FFF loans have maturities of up to 25 years and have an interest rate primarily based on SOFR plus a funding margin, plus the Bank’s lending spread.

Effective January 1, 2017, the Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans has a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum 25 years maturity.

Since January 1, 2023, the Bank no longer cofinances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest.

Condensed Quarterly Financial Statements	25

Loans outstanding as of September 30, 2025 and December 31, 2024 were as follows (in milions):

Developmental Assets	September 30, 2025	December 31, 2024
Loans outstanding	$117,167	$115,812
Allowance for credit losses	(856)	(784)
Deferred loan origination fees and costs, net	78	78

Total	$116,389	$115,106

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee. Since January 1, 2023, the Bank no longer made guarantees without sovereign counter-guarantee.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payment that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 1 year to 19 years. As of September 30, 2025 and December 31, 2024, guarantees of $1,447 million and $1,472 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	September 30, 2025			December 31, 2024
	NSG (1)	SG(2)	Total	NSG (1)	SG(2)	Total
a+ to a-	$13	$—	$13	$16	$—	$16
bbb+ to bbb-	—	60	60	—	60	60
bb+ to bb-	57	—	57	51	—	51
b+ to b-	—	1,317	1,317	—	1,345	1,345
ccc+ to cc	—	—	—	—	—	—

Total	$70	$1,377	$1,447	$67	$1,405	$1,472

(1)	NSG guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to S&P’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

As of September 30, 2025, the current carrying amount of the liability for the guarantee obligations totaled $108 million (December 31, 2024 - $115 million) and is reported under Other liabilities in the Condensed Balance Sheet.

Exposure Exchange Agreements with Multilateral Development Institutions (MDIs)

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDIs and executing bilateral transactions. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which an MDI has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDI. However, one MDI assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDI (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDI is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

26	Condensed Quarterly Financial Statements

The Bank executed EEA transactions with other MDIs as follows (in millions) as of September 30, 2025:

EEAs with MDIs
	Amount
Effective Date	EEA Seller		EEA Buyer		Final Maturity Date
December 2015	$2,021	(1)	$2,021	(1)	December 2030
December 2020	1,000		1,000		December 2035
December 2022	1,500		1,500		December 2037
March 2024	500		650		March 2039
October 2024	1,500		1,500		October 2039
April 2025	3,200		3,200		April 2040
July 2025	587	(2)	587	(2)	July 2040

Total	$10,308		$10,458

(1)

Effective April 2025, one of the EEAs signed in 2015 was extinguished and replaced, reducing the original exposure from $4,901 million to $2,021 million, and establishing a new exposure amount of $3,200 million.

(2)	The transaction is denominated in EUR 500 million.

In accordance with the Bank’s policy, these transactions remain within 10% of the Bank’s SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure. In addition, each MDB engaging in EEAs is required to retain at least 50% of each individual exposure after considering all credit protections.

Condensed Quarterly Financial Statements	27

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2025 and December 31, 2024, the Bank is the EEA Buyer (receives a financial guarantee from other MDIs) and the EEA Seller (provides a financial guarantee to other MDIs) for the following countries and exposure amounts (in millions):

EEA Seller
	As of September 30, 2025		As of December 31, 2024
Country	Amount	S&P Rating(1)	Amount	S&P Rating
Angola	$135	B-	$85	B-
Armenia	118	BB-	118	BB-
Bangladesh	1,385	B+	1,385	B+
Bosnia & Herzegovina	123	B+	99	B+
Cameroon	275	B-	—	—
Congo	60	CCC+	—	—
Egypt	680	B-	830	B-
Georgia	97	BB	97	BB
India	630	BBB	630	BBB-
Indonesia	885	BBB	885	BBB
Jordan	144	BB-	144	BB-
Kenya	510	B	—	—
Macedonia	130	BB-	130	BB-
Moldova	14	B-	—	—
Mongolia	107	B+	107	B+
Montenegro	116	B+	116	B+
Morocco	676	BBB-	1,046	BB+
Nigeria	430	B-	95	B-
Oman	21	BBB-	21	BBB-
Pakistan	1,673	B-	1,673	CCC+
Romania	23	BBB-	—	—
Serbia	310	BBB-	195	BBB-
Sri Lanka	48	CCC+	48	SD
Tanzania	21	B-	21	B-
Tunisia	600	B-	990	B-
Turkey	722	BB-	311	BB-
Uzbekistan	172	BB-	172	BB-
Vietnam	203	BB+	203	BB+

Total	$10,308		$9,401

(1)	Based on the foreign currency credit rating assigned by S&P, or an assumed rating where an S&P rating is not available.

EEA Buyer
	As of September 30, 2025		As of December 31, 2024
Country	Amount	S&P Rating	Amount	S&P Rating
Argentina	$1,303	CCC	$1,093	CCC
Bolivia	182	CCC-	181	CCC+
Brazil	3,308	BB	2,755	BB
Chile	66	A	66	A
Colombia	1,076	BB	1,029	BB+
Costa Rica	43	BB-	43	BB-
Dominican Republic	480	BB	480	BB
Ecuador	1,747	B-	1,864	B-
El Salvador	225	B-	225	B-
Mexico	1,554	BBB	1,387	BBB
Panama	274	BBB-	228	BBB-
Trinidad and Tobago	200	BBB-	200	BBB-

Total	$10,458		$9,551

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month SOFR plus 1.25%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

28	Condensed Quarterly Financial Statements

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2025 and December 31, 2024, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $674 million as of September 30, 2025 (December 31, 2024 - $577 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Debt securities classified as held to maturity were $415 million and $500 million as of September 30, 2025 and December 31, 2024, respectively. The net carrying amount was summarized below (in millions):

	September 30, 2025	December 31, 2024
Securities measured at amortized cost	$441	$519
Allowance for credit losses	(26)	(19)

Net carrying amount	$415	$500

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	September 30, 2025
Segments	Net carrying amount	Fair value (1)	Maturity (in years)
Financial Institutions	$1	$1	Within 1 year
	206	209	1 year to 5 years
	48	50	6 years to 10 years

	255	260
Project Finance	161	161	11 years to 15 years

Total	$416	$421

(1)	Includes $1 million of accrued interest and $22 million of unrecognized holding losses.

	December 31, 2024
Segments	Net carrying amount	Fair value (1)	Maturity (in years)
Corporates	$6	$7	1 year to 5 years
Financial Institutions	105	107	Within 1 year
	200	208	1 year to 5 years
	48	51	6 years to 10 years

	353	366
Project Finance	141	141	Over 16 years

Total	$500	$514

(1)	Includes $9 million of accrued interest and $15 million of unrecognized holding losses.

Condensed Quarterly Financial Statements	29

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $111 million, as of September 30, 2025 (December 31, 2024 – $113 million for fair value and net carrying amount), and matures after 11 years through 15 years (2024 – after 11 years through 15 years).

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of September 30, 2025 and December 31, 2024, approximately 97% of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss model, data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules. The EAD of financial guarantees is estimated based on the amortization schedule or other relevant contractual clauses per the guarantee agreement as applicable, taking into account the likelihood of funding.

The macroeconomic performance and credit ratings of IDB’s borrowing member countries are affected by factors such as geopolitical risks and shifts in monetary and fiscal policies. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

30	Condensed Quarterly Financial Statements

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower. The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a matter of policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures’ contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor’s (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country’s ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced by the level of losses from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management’s best estimates given the specific facts and circumstances of the individual nonaccrual event.

Condensed Quarterly Financial Statements	31

The credit quality of the SG loan portfolio by year of origination as of September 30, 2025 and December 31, 2024 was as follows (in millions):

	Credit	Year of origination(1)						September 30,	December 31,
Country	Rating(3)	2025	2024	2023	2022	2021	Prior	2025	2024
Argentina	CCC	$1,825	$1,884	$998	$1,581	$539	$12,056	$18,883	$17,476
Bahamas	BB-	8	—	160	—	165	553	886	894
Barbados	B	100	100	202	—	130	424	956	880
Belize	B-	—	—	10	3	18	128	159	160
Bolivia	CCC-	—	6	345	120	—	3,920	4,391	4,262
Brazil	BB	240	29	1,618	173	410	12,694	15,164	14,992
Chile	A	—	168	68	630	645	1,229	2,740	2,864
Colombia	BB	—	49	1,108	500	1,255	8,406	11,318	11,581
Costa Rica	BB-	—	9	—	—	462	2,066	2,537	2,466
Dominican Republic	BB	—	—	327	376	396	3,137	4,236	4,162
Ecuador	B-	416	1,001	698	650	881	5,224	8,870	8,709
El Salvador	B-	550	19	50	163	323	1,759	2,864	2,339
Guatemala	BB+	—	—	—	—	—	1,637	1,637	1,762
Guyana	B-	350	1	117	130	62	573	1,233	852
Haiti	B-	—	—	—	—	—	—	—	—
Honduras	BB-	—	26	138	197	177	2,650	3,188	3,212
Jamaica	BB	—	—	—	98	74	1,215	1,387	1,482
Mexico	BBB	600	700	1,200	510	640	9,043	12,693	13,615
Nicaragua	B+	—	—	—	10	—	2,186	2,196	2,242
Panama	BBB-	300	32	191	228	442	2,944	4,137	4,116
Paraguay	BB+	—	407	—	665	101	2,476	3,649	3,654
Peru	BBB-	—	300	394	20	1,493	1,510	3,717	3,697
Suriname	CCC+	—	155	160	236	—	449	1,000	978
Trinidad and Tobago	BBB-	—	2	28	—	17	576	623	651
Uruguay	BBB+	200	17	606	50	519	2,482	3,874	3,693
Venezuela(2)	SD	—	—	—	—	—	2,011	2,011	2,011

Total		$4,589	$4,905	$8,418	$6,340	$8,749	$81,348	$114,349	$112,750

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.
(3)	Based on the foreign currency credit rating assigned by S&P, or an assumed rating where an S&P rating is not available.

The country credit ratings presented above are as of September 30, 2025.

There were no gross write-offs for SG loans for the origination periods presented above during the quarter ended September 30, 2025.

Non-sovereign-guaranteed Loans

For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank’s NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The credit risk evaluation for loans to financial institutions considers country and industry risks, which act as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support.

32	Condensed Quarterly Financial Statements

The main factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country’s creditworthiness and that of the country’s institutions.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios. The macroeconomic variables considered in these scenarios depend on the country of the exposure and generally include the gross domestic product, equity indices, and oil prices. Management currently considers the R&S period to be three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management’s best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

Condensed Quarterly Financial Statements	33

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of September 30, 2025 and December 31, 2024, was as follows (in millions):

	Year of origination(2)						September 30,			December 31,
Internal Credit Risk Classification(1)	2025(4)	2024(3)	2023(3)	2022	2021	Prior	Revolving loans	Revolving loans converted to term loans	2025	2024
Corporates
aa+ to aa-	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
a+ to a-	—	—	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	46	—	82	—	—	128	144
bb+ to bb-	—	—	188	168	19	229	—	—	604	703
b+ to b-	3	12	22	4	—	152	—	—	193	204
ccc+ to d	—	—	—	—	—	29	—	—	29	41

Subtotal	3	12	210	218	19	492	—	—	954	1,092

Financial
Institutions
aa+ to aa-	—	—	—	—	—	120	—	—	120	137
a+ to a-	—	—	—	89	—	85	—	—	174	168
bbb+ to bbb-	—	—	—	20	—	67	—	—	87	73
bb+ to bb-	—	—	13	33	43	104	—	—	193	270
b+ to b-	1	5	3	6	8	13	5	—	41	37
ccc+ to d	—	—	—	—	—	41	—	—	41	57

Subtotal	1	5	16	148	51	430	5	—	656	742

Project
Finance
aa+ to aa-	—	—	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	159	—	—	159	133
bb+ to bb-	—	—	—	—	—	171	—	—	171	231
b+ to b-	—	—	—	261	133	268	—	—	662	650
ccc+ to d	—	—	6	—	—	210	—	—	216	214

Subtotal	—	—	6	261	133	808	—	—	1,208	1,228

Total	$4	$17	$232	$627	$203	$1,730	$5	$—	$2,818	$3,062

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed on or after January 1, 2023.
(4)	Represents Social Entrepreneurship Program (SEP).

For the period ended September 30, 2025, the Bank wrote off NSG loans that were originated in 2016 that amounted to $2 million. For the period ended September 30, 2024, the Bank wrote off NSG loans that were originated in 2010 and 2020 that amounted to $15 million and $19 million, respectively.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

34	Condensed Quarterly Financial Statements

The credit quality of the developmental assets, held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of September 30, 2025 and December 31, 2024, was as follows (in millions):

	Year of origination(2)						September 30,	December 31,
Internal Credit Risk Classification (1)	2025	2024	2023(3)	2022	2021	Prior	2025	2024
Corporates
aa+ to aa-	$—	$—	$—	$—	$—	$—	$—	$—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	—	—	—	—	—	6
b+ to b-	—	—	—	—	—	—	—	—
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—	—	6

Financial
Institutions
aa+ to aa-	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	50	87	—	92	229	315
b+ to b-	—	—	17	—	12	1	30	43
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	67	87	12	93	259	358

Project
Finance
aa+ to aa-	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	—	182	—	—	182	155
b+ to b-	—	—	—	—	—	—	—	—
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	—	182	—	—	182	155

Total	$—	$—	$67	$269	$12	$93	$441	$519

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed on or after January 1, 2023.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of September 30, 2025.

There were no gross write-offs for debt securities for the origination periods presented above during the quarter ended September 30, 2025.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized on the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower, or guarantor, if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member’s loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

Condensed Quarterly Financial Statements	35

For NSG loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Any uncollected interest accrued on loans placed in nonaccrual status is reversed out of income. Interest income is recorded thereafter on a cash basis until loan service is current and Management’s doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower’s loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans

As of September 30, 2025, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate amount of principal payments in arrears of $1,296 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $590 million is included in the allowance for credit losses as of September 30, 2025 (December 31, 2024 - $539 million). This represents the estimated loss from the expected delay in debt service payments over an estimated length of nonaccrual period. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Management will continue to monitor its credit exposure periodically and reassess significant assumptions, such as the length of the nonaccrual period, accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2025 and 2024 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011	$2,011	$2,011
Loans in nonaccrual status as of the end of the period	2,011	2,011	2,011	2,011
Interest income recognized on cash basis for loans in nonaccrual status	—	—	—	—
Loans past due for more than 90 days not in nonaccrual status (1)	—	—	—	—

(1)

The Bank’s policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of September 30, 2025 and 2024.

36	Condensed Quarterly Financial Statements

The aging analysis of loans in the SG portfolio as of September 30, 2025 was as follows (in millions):

	Not greater		91 - 180	Greater than	Total
	than 90 days		days	180 days	past due	Current		Total
Argentina	$—		$—	$—	$—	$18,883		$18,883
Bahamas	—		—	—	—	886		886
Barbados	—		—	—	—	956		956
Belize	—		—	—	—	159		159
Bolivia	10	(2)	—	—	10	4,381		4,391
Brazil	—		—	—	—	15,164		15,164
Chile	—		—	—	—	2,740		2,740
Colombia	—		—	—	—	11,318		11,318
Costa Rica	—		—	—	—	2,537		2,537
Dominican Republic	—		—	—	—	4,236		4,236
Ecuador	—		—	—	—	8,870		8,870
El Salvador	—		—	—	—	2,864		2,864
Guatemala	—		—	—	—	1,637		1,637
Guyana	—		—	—	—	1,233		1,233
Haiti	—		—	—	—	—		—
Honduras	—		—	—	—	3,188		3,188
Jamaica	—		—	—	—	1,387		1,387
Mexico	—		—	—	—	12,693		12,693
Nicaragua	—		—	—	—	2,196		2,196
Panama	—		—	—	—	4,137		4,137
Paraguay	—		—	—	—	3,649		3,649
Peru	—		—	—	—	3,717		3,717
Suriname	—		—	—	—	1,000		1,000
Trinidad and Tobago	—		—	—	—	623		623
Uruguay	—		—	—	—	3,874		3,874
Venezuela	3		79	1,296	1,378	633	(1)	2,011

Total	$13		$79	$1,296	$1,388	$112,961		$114,349

(1)	Represents the principal amount not yet contractually due as of September 30, 2025. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.
(2)	The Bank collected the full overdue amount subsequent to September 30, 2025.

Non-sovereign-guaranteed Loans

As of September 30, 2025 and December 31, 2024, NSG loans 90 or more days past due amounted to $6 million. NSG loans with outstanding balances of $168 million as of September 30, 2025 were in nonaccrual status (December 31, 2024 - $102 million), including $3 million whose maturity was accelerated (December 31, 2024 - $5 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $64 million (December 31, 2024 - $37 million).

The aging analysis of loans in the NSG portfolio as of September 30, 2025 was as follows (in millions):

	Not greater	31 - 60	61 - 90	Greater than	Total
	than 30 days	days	days	90 days	past due	Current	Total
Corporates	$—	$—	$—	$3	$3	$951	$954
Financial Institutions	—	—	—	—	—	656	656
Project Finance	1	—	—	3	4	1,204	1,208

Total	$1	$—	$—	$6	$7	$2,811	$2,818

Condensed Quarterly Financial Statements	37

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and nine months ended September 30, 2025 and 2024 was as follows (in millions):

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Loans in nonaccrual status as of the beginning of the period
Corporates	$3	$3	$3	$3
Financial Institutions	41	1	1	22
Project Finance	98	99	98	168

Total	$142	$103	$102	$193

Loans in nonaccrual status as of the end of the period
Corporates	$5	$3	$5	$3
Financial Institutions	41	1	41	1
Project Finance	122	101	122	101

Total	$168	$105	$168	$105

Interest income recognized on cash basis for loans in nonaccrual status
Corporates	$—	$—	$—	$—
Financial Institutions	—	—	—	1
Project Finance	—	—	—	—

Total	$—	$—	$—	$1

Loans past due for more than 90 days not in nonaccrual status
Corporates	$—	$—	$—	$—
Financial Institutions	—	—	—	—
Project Finance	—	—	—	—

Total	$—	$—	$—	$—

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management’s doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of September 30, 2025 and 2024.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses for SG loans are estimated upon the initial recognition of such assets and over the assets’ contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

38	Condensed Quarterly Financial Statements

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended September 30, 2025, and December 31, 2024 were as follows (in millions):

Collective allowance for loans outstanding	2025	2024
Balance, beginning of year	$84	$104
Provision (credit) for expected credit losses	12	(20)
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$96	$84

Collective allowance for loan commitments and guarantees	2025	2024
Balance, beginning of year	$23	$21
Provision (credit) for expected credit losses	6	2
Write-offs	—	—
Recoveries	—	—

Balance, end of year (1)	$29	$23

Individually assessed loans	2025	2024
Balance, beginning of year	$539	$434
Provision (credit) for expected credit losses	51	105
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$590	$539

(1)	Includes the allowance for guarantees of $15 million for the period ended September 30, 2025 (December 31, 2024 - $10 million).

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	September 30, 2025	December 31, 2024
Accrued interest receivable on SG loans outstanding(1) as of	$1,359	$1,253
Accrued interest receivable reversed, for the periods ended	—	—

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank’s credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

Condensed Quarterly Financial Statements	39

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended September 30, 2025, and December 31, 2024 were as follows (in millions):

Collective allowance for loans outstanding	2025	2024
Balance, beginning of year	$124	$169
Provision (credit) for expected credit losses	(18)	(45)
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$106	$124

Collective allowance for loan commitments and guarantees	2025	2024
Balance, beginning of year	$8	$13
Provision (credit) for expected credit losses	(2)	(5)
Write-offs	—	—
Recoveries	—	—

Balance, end of year (1)	$6	$8

Individually assessed loans	2025	2024
Balance, beginning of year	$37	$94
Provision (credit) for expected credit losses	29	(23)
Write-offs	(2)	(34)
Recoveries	—	—

Balance, end of year	$64	$37

(1)	Includes the allowance for guarantees of $1 million for the period ended September 30, 2025 and December 31, 2024.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	September 30, 2025	December 31, 2024
Accrued interest receivable on NSG loans outstanding (1) as of	$36	$23
Accrued interest receivable reversed (2) for the periods ended	2	—

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended September 30, 2025 and December 31, 2024 were as follows (in millions):

	2025	2024
Balance, beginning of year	$19	$26
Provision (credit) for expected credit losses	7	(7)
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$26	$19

Accrued interest receivable on debt securities outstanding amounted to $1 million as of September 30, 2025 (December 31, 2024 - $9 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Modifications for borrowers experiencing financial difficulties

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. The Bank may modify NSG developmental assets when the borrower is experiencing financial difficulties. The effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance. Therefore, a change to the allowance for credit losses is generally not recorded upon modification. The modifications and the borrower’s subsequent performance are factored into the estimate of allowance for credit losses by incorporating the modified terms of the loan and by adjusting the credit risk factors as necessary.

40	Condensed Quarterly Financial Statements

As of September 30, 2025 and December 31, 2024, the Bank does not have any commitments to lend additional funds to borrowers experiencing financial difficulties with outstanding balances on modified loans.

The following table shows the amortized cost basis of the developmental assets modified to borrowers experiencing financial difficulty during the three and nine months ended September 30, 2025 and 2024 (in millions):

Type of Modification: Other-than-significant payment delay
Developmental Asset Type: Financial Institutions
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amortized cost basis	$40	$—	$40	$—

% of lending segment	6%	—	6%	—

Financial Effect	Provided payment delay resulting in an increase to the weighted average life of the loan of 2 years	—	Provided payment delay resulting in an increase to the weighted average life of the loan of 2 years	—

Type of Modification: Other-than-significant payment delay and term extension
Developmental Asset Type: Project Finance
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amortized cost basis	$—	$22	$—	$22

% of lending segment	—	2%	—	2%

Financial Effect	—	Increase to the term of the loan by a weighted average of 2.25 years	—	Increase to the term of the loan by a weighted average of 2.25 years

The Bank closely monitors the performance of the developmental assets that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. There were no payment defaults for loans to borrowers experiencing financial difficulty that were modified nine months before the reporting period.

Condensed Quarterly Financial Statements	41

The following table presents the performance of NSG developmental assets modified in the three and nine months ended September 30, 2025 and 2024 (in millions):

Performance of NSG developmental assets modified
Developmental Asset Type: Financial Institutions
Period	Not greater than 30 days	31-60 days	61-90 days	Greater than 90 days	Total Past Due	Current	Total
Three and nine months ended September 30, 2025	$—	$—	$—	$—	$—	$40	$40

Three and nine months ended September 30, 2024	$—	$—	$—	$—	$—	$—	$—

Developmental Asset Type: Project Finance
Period	Not greater than 30 days	31-60 days	61-90 days	Greater than 90 days	Total Past Due	Current	Total
Three and nine months ended September 30, 2025	$—	$—	$—	$—	$—	$—	$—

Three and nine months ended September 30, 2024	$—	$—	$—	$—	$—	$22	$22

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium—and long-term borrowings, to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets—debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections to mitigate the income volatility.

The changes in fair value for borrowings and developmental assets elected under the fair value option were recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2025 and 2024, as follows (in millions):

Condensed Statement of Income and	Three months ended September 30,		Nine months ended September 30,
Retained Earnings location:	2025	2024	2025	2024
Interest on Borrowings, after swaps	$(733)	$(570)	$(2,050)	$(1,612)
Interest on developmental assets, after swaps	1	1	4	4
Net fair value adjustments on non-trading portfolios and foreign currency transactions	311	(3,209)	(3,341)	(2,155)

Total changes in fair value included in Net income (loss)	$(421)	$(3,778)	$(5,387)	$(3,763)

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Condensed Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that was attributable to changes in instrument-specific credit risk, during the nine months ended September 30, 2025 and cumulatively, amounted to a loss of $265 million and $431 million, respectively (2024 – a loss of $70 million and $98 million, respectively).

42	Condensed Quarterly Financial Statements

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $10 million for the period ended September 30, 2025 (2024 – a loss of $4 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2025 and December 31, 2024, was as follows (in millions):

	September 30, 2025		December 31, 2024
Fair value	$91,214	(1)	$81,891	(1)
Unpaid principal outstanding	91,500		84,435

Fair value over unpaid principal outstanding	$(286)		$(2,544)

(1)	Includes accrued interest of $898 million at September 30, 2025 (December 31, 2024 - $784 million).

For Developmental assets—debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of September 30, 2025 and December 31, 2024, was as follows (in millions):

	September 30, 2025		December 31, 2024
Fair value	$111	(1)	$113	(1)
Unpaid principal outstanding	114		122

Fair value over unpaid principal outstanding	$(3)		$(9)

(1)	Includes accrued interest of $0.2 million at September 30, 2025 (December 31, 2024 - $2 million).

NOTE H – REPURCHASE AND RESALE AGREEMENTS

In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank’s liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to U.S. Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. As of September 30, 2025, securities received as collateral from resale agreements were not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

Condensed Quarterly Financial Statements	43

The Bank has made the accounting policy election to present all repurchase and resale agreements on a gross basis on its balance sheet. The interest earned with respect to securities purchased under resale agreements is included in Interest on investments on the Condensed Statement of Income and Retained Earnings. The interest expense pertaining to the securities sold under repurchase agreements is included in the Interest on Borrowings, after swaps line in the Condensed Statement of Income and Retained Earnings. Cash flows from the repurchase agreements are included in the Short-term borrowings in the Condensed Statement of Cash Flows.

As of September 30, 2025, the gross carrying amount of U.S. Treasury securities pledged in the repurchase agreements amounted to $198 million (2024 – none). The remaining contractual maturity of the repurchase agreements as of September 30, 2025 is less than 30 days. The related repurchase liabilities as of September 30, 2025 were $198 million (2024 – none). As of September 30, 2025, the gross carrying amount of resale agreements was $450 million (2024 – none).

NOTE I – DERIVATIVES

Risk management strategy and use of derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank mitigates these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected fair value option.

Certain FFF loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net in the Condensed Balance Sheet.

44	Condensed Quarterly Financial Statements

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the “interest component”. The interest component for swaps related to the economic hedging of the Bank’s investment securities is presented in Interest on investments in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Net investments gains (losses). The interest component for interest rate swaps on loans is included in Interest on developmental assets, after swaps. The interest component for swaps related to the economic hedging of the Bank’s borrowings and equity-funded assets are recorded in Interest on borrowings, after swaps, and Interest on other asset/liability management derivatives, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Interest on developmental assets, after swaps, Interest on borrowings, after swaps, and Interest on other asset/liability management derivatives, respectively, upon termination of a swap or option.

Condensed Quarterly Financial Statements	45

Financial statements presentation

The Bank’s derivative instruments and repurchase agreements as of September 30, 2025 and December 31, 2024, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2025 and 2024, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not
Designated as Hedging		Assets
Instruments	Balance Sheet Location	2025	2024
Gross amount
Currency swaps	Derivative assets, net	$2,719	$3,615
Interest swaps	Derivative assets, net	3,188	3,579
Net Amounts Offset in the Balance Sheet
Financial Instruments		(4,647)	(6,665)
Cash collateral received		(125)	(179)

Net derivatives amounts presented in the Balance Sheet		1,135	350
Securities collateral received		(943)	(237)

Net derivative exposure		$192	$113

Derivatives not
Designated as Hedging		Liabilities
Instruments	Balance Sheet Location	2025	2024
Gross amount
Currency swaps	Derivative liabilities, net	$(2,659)	$(3,097)
Interest swaps	Derivative liabilities, net	(2,611)	(4,915)
Net Amounts Offset in the Balance Sheet
Financial Instruments		4,647	6,665
Cash collateral pledged		—	—
Net derivatives amounts presented in the Balance Sheet		(623)	(1,347)
Securities collateral pledged		—	—

Net derivative exposure (1)		$(623)	$(1,347)

Repurchase Agreements	Balance Sheet Location	2025	2024
Gross amount	Securities sold under repurchase agreements	$(198)	—
Net Amounts Offset in the Balance Sheet		—	—
Gross amounts not offset in the Balance Sheet:
Financial Instruments		—	—
Collateral Pledged	Investments - trading	198	—

Net exposure		$—	$—

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

46	Condensed Quarterly Financial Statements

Condensed Statement of Income and Retained Earnings

Derivatives not		Three months ended		Nine months ended
Designated as	Location of Gain or (Loss)	September 30,		September 30,
Hedging Instruments	from Derivatives	2025	2024	2025	2024
Currency swaps
	Interest on investments	$77	$75	$202	$214
	Net investments gains (losses)	(9)	(79)	(75)	(112)
	Interest on developmental assets, after swaps (1)	45	93	179	305
	Interest on borrowings, after swaps	(146)	(231)	(427)	(708)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(418)	456	(557)	1,309
Interest rate swaps
	Interest on investments	49	101	150	312
	Net investments gains (losses)	(33)	(331)	(327)	(287)
	Interest on developmental assets, after swaps(1)	53	74	158	225
	Interest on borrowings, after swaps	(269)	(530)	(870)	(1,611)
	Interest on other asset/liability management derivatives	(37)	(89)	(119)	(267)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	342	1,837	2,030	1,589
Futures	Net investments gains (losses)	(1)	1	(1)	—

Total		$(347)	$1,377	$343	$969

Condensed Statement of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
Location of inflows (outflows) from Derivatives	2025	2024	2025	2024
Cash flows from lending and investing activities:
Miscellaneous assets and liabilities, net	$(43)	$6	$11	$3
Cash flows from financing activities:
Medium- and long-term borrowings
Proceeds from issuance	9	(2)	17	16
Repayments	24	(224)	18	(368)
Cash flows from operating activities:
Gross purchase of trading investments	(9)	(19)	(63)	(119)
Gross proceeds from sale or maturity of trading investments	(39)	(73)	53	45
Developmental assets income, after swaps	116	192	330	556
Interest and other cost of borrowings, after swaps	(507)	(893)	(1,705)	(2,605)
Income from investments	54	165	397	532
Other asset/liability management derivatives	(4)	(34)	(171)	(281)

Total	$(399)	$(882)	(1,113)	$(2,221)

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2025 and December 31, 2024 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

Condensed Quarterly Financial Statements	47

	September 30, 2025
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps
Fixed	$120,368	$58,984	$—
Floating index rate	64,774	126,115	—
Futures	—	—	46

	December 31, 2024
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps
Fixed	$113,607	$54,174	$—
Floating index rate	61,337	119,832	—
Futures	—	—	69

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $128 million at September 30, 2025 ($768 million at December 31, 2024).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

48	Condensed Quarterly Financial Statements

NOTE J – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Condensed Quarterly Financial Statements	49

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of September 30, 2025 and December 31, 2024, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of September 30, 2025, the investment portfolio includes $3 million of securities classified as Level 3 (December 31, 2024 – $4 million). Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2025 or 2024. Also, there were no transfers between levels during the first nine months of 2025 or 2024, for securities held at the end of those reporting periods.

Financial assets:

	Fair Value Measurements
Assets	September 30, 2025(1)	Level 1	Level 2	Level 3
Investments - Trading:
Obligations of the United States Government	$1,814	$1,814	$—	$—
U.S. Government-sponsored enterprises	—	—	—	—
Obligations of non-U.S. governments	8,761	2,576	6,185	—
Obligations of non-U.S. agencies	12,685	—	12,685	—
Obligations of non-U.S. sub-sovereigns	2,543	—	2,543	—
Obligations of supranationals	3,643	—	3,643	—
Bank obligations(2)	10,333	—	10,333	—
Corporate securities	1,846	—	1,846	—
Asset-backed securities	3	—	—	3

Total Investments - Trading	41,628	4,390	37,235	3
Currency and interest rate swaps (3)	1,260	—	1,260	—
Developmental assets - debt securities	111	—	111	—

Total	$42,999	$4,390	$38,606	$3

(1)	Represents the fair value of the referred assets, including accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $125 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

50	Condensed Quarterly Financial Statements

	Fair Value Measurements
Assets	December 31, 2024 (1)	Level 1	Level 2	Level 3
Investments - Trading:
Obligations of the United States Government	$4,063	$2,123	$1,940	$—
U.S. Government-sponsored enterprises	355	—	355	—
Obligations of non-U.S. governments	3,823	1,947	1,876	—
Obligations of non-U.S. agencies	9,365	—	9,365	—
Obligations of non-U.S. sub-sovereigns	1,662	—	1,662	—
Obligations of supranationals	3,220	—	3,220	—
Bank obligations(2)	10,823	—	10,823	—
Corporate securities	1,511	—	1,511	—
Asset-backed securities	4	—	—	4

Total Investments - Trading	34,826	4,070	30,752	4
Currency and interest rate swaps (3)	529	—	529	—
Developmental assets - debt securities	113	—	113	—

Total	$35,468	$4,070	$31,394	$4

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $179 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

Financial liabilities:

	Fair Value Measurements
Liabilities	September 30, 2025 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$91,214	$—	$91,214	$—
Currency and interest rate swaps	623	—	623	—

Total	$91,837	$—	$91,837	$—

(1)	Represents the fair value of the referred liabilities, including accrued interest.

	Fair Value Measurements
Liabilities	December 31, 2024 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$81,891	$—	$81,891	$—
Currency and interest rate swaps	1,347	—	1,347	—

Total	$83,238	$—	$83,238	$—

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note K – Fair Value of Financial Instruments.

NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note J – Fair Value Measurements:

Cash

The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Repurchase and resale agreements

Repurchase and resale agreements are carried at face value, which approximates fair value due to their short-term nature and minimal credit risk.

Condensed Quarterly Financial Statements	51

Investments

Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings

The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of September 30, 2025 and December 31, 2024 (in millions):

	September 30, 2025 (1)		December 31, 2024 (1)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$905	$905	$836	$836
Investments - Trading (2)	41,628	41,628	34,826	34,826
Securities purchased under resale agreements	450	450	—	—
Developmental Assets
Loans outstanding, net (3), (5)	117,812	115,569	116,411	114,864
Debt securities
Measured at fair value	111	111	113	113
Measured at amortized cost, net (3), (5)	416	421	509	514
Derivative assets, net	1,135	1,135	350	350
Other assets (4), (5)	782	682	692	525
Borrowings
Short-term	1,528	1,528	3,314	3,314
Medium - and long-term:
Measured at fair value	91,214	91,214	81,891	81,891
Measured at amortized cost (5)	28,144	27,868	26,941	26,468
Securities sold under repurchase agreements and payable for cash collateral received	198	198	—	—
Derivative liabilities, net	623	623	1,347	1,347
Other liabilities (4), (5)	782	682	692	525

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

52	Condensed Quarterly Financial Statements

NOTE L – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2025 and 2024, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Fair value adjustment gains (losses):
Borrowings	$(148)	$(2,241)	$(1,921)	$(1,707)
Derivatives:
Interest rate and foreign currency swaps on borrowings	229	2,314	2,125	1,833
Interest rate and foreign currency swaps on loans funded through borrowings	(42)	(518)	(383)	(395)
Interest rate swaps on loans funded through equity	74	393	562	354

Fair value adjustment gains (losses)	$113	$(52)	$383	$85

Foreign currency transaction gains (losses):
Borrowings	$445	$(969)	$(1,507)	$(430)
Derivatives:
Interest rate and foreign currency swaps on borrowings	(477)	973	1,344	623
Interest rate and foreign currency swaps on loans funded through borrowings	15	(514)	(1,578)	577
Loans	3	546	1,675	(670)
Other (1)	12	(8)	93	(91)

Foreign currency transaction gains (losses)	(2)	28	27	9

Total	$111	$(24)	$410	$94

(1)	Includes foreign currency transaction gains (losses) from debt securities amounting to $64 million in 2025 (2024 – $(41) million).

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $410 million for the nine months ended September 30, 2025, compared to $94 million gain for the same period in 2024. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE M – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank’s Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Condensed Quarterly Financial Statements	53

Income transfers are recognized as an expense when approved by the Board of Governors and are funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2025, the Board of Governors approved income transfers from the Bank to the GRF amounting to $164 million (2024-$159 million).

NOTE N – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2025 and the year ended December 31, 2024.

NOTE O – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations.

The composition of the net receivable from members as of September 30, 2025 and December 31, 2024, was as follows (in millions):

	September 30, 2025	December 31, 2024
Regional developing members	$701	$701
Canada	56	60
Non-regional members, net	57	69

Total receivable from members	$814	$830

NOTE P – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IDB Invest, and the Local Retirement Plan for national IDB employees in the country offices. The Bank also provides health care and certain other benefits to retired staff under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of September 30, 2025, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2025 is $67 million and $32 million, respectively. Contributions for 2024 were $65 million and $30 million, respectively.

54	Condensed Quarterly Financial Statements

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2025 and 2024 (in millions):

	Pension Benefits
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Service cost (1)	$20	$24	$60	$71
Interest cost	63	58	187	175
Expected return on plan assets (2)	(87)	(82)	(262)	(247)
Amortization of net actuarial losses
Prior service cost	—	—	1	1
Net actuarial losses	(8)	(1)	(23)	(3)

Net periodic benefit credit	$(12)	$(1)	$(37)	$(3)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2025 and 6.25% in 2024.

	Postretirement Benefits
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Service cost (1)	$8	$8	$23	$25
Interest cost	24	23	72	69
Expected return on plan assets (2)	(38)	(36)	(116)	(109)
Amortization of:
Prior service credit	—	(3)	—	(11)
Net actuarial losses	(8)	—	(24)	—

Net periodic benefit credit	$(14)	$(8)	$(45)	$(26)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2025 and 6.25% in 2024.

Condensed Quarterly Financial Statements	55

NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,
	2025	2024
Net income	$1,291	$950
Difference between amounts accrued and amounts paid or collected for:
Developmental assets income	(86)	(96)
Income from investments	(230)	(245)
Other asset/liability management derivatives	(52)	(13)
Other income	(5)	2
Interest and other costs of borrowings, after swaps	(312)	(143)
Administrative expenses, including depreciation	40	50
Strategic development programs	12	14
Transfers to the IDB Grant Facility	28	65
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(410)	(94)
Net (increase) decrease in trading investments	(5,534)	(4,017)
Net unrealized (gains) losses on trading investments	5	8
Other components of net pension benefit costs	(165)	(125)
Provision (credit) for developmental assets credit losses	85	(29)

Net cash provided by (used in) operating activities	$(5,333)	$(3,673)

Supplemental disclosure of noncash activities
Increase (decrease) resulting from exchange rate fluctuations:
Trading investments	$60	$(31)
Loans outstanding	103	(93)
Debt securities	64	(41)
Borrowings	163	(193)
Receivable from members, net	(17)	1

NOTE R – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank primarily earns income from one operating and reportable segment, its development financing activities. The Bank does not differentiate between the nature of its development financing products or services provided, the preparation process, or the method for providing the services among individual countries.

The Bank’s Chief Operating Decision Maker (CODM) is the President. The CODM uses Operating income and Net income to assess the Bank’s financial performance and allocate resources through the annual administrative budget and financial planning processes. The measure of segment assets is reported as total assets on the Balance sheets. As of September 30, 2025, total assets were $165,386 million (December 31, 2024- $155,368 million).

The Bank does not have any intra-entity sales or transfers.

56	Condensed Quarterly Financial Statements

The following table (in millions) illustrates information about segment income, significant segment expenses, and segment operating profit or loss for the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,
	2025	2024
Net interest income
Interest income	$5,749	$6,299
Borrowing expenses	(4,248)	(4,866)

Net interest income	1,501	1,433
(Provision) credit for developmental assets credit losses	(85)	29
Non-interest income (1)	215	162

	1,631	1,624
Non interest expenses
Staff costs	(334)	(316)
Other segment expenses (2)	(417)	(418)

	(751)	(734)
Operating Income	880	890
Net fair value adjustments on non-trading portfolios and foreign currency transactions (3)	410	94
Other components of net pension benefit (cost) credit	165	125
Board of Governors approved transfers (3)	(164)	(159)

Net Income	$1,291	$950

(1)	Non-interest income includes net investment gains (losses), Other loan income, and Other income.
(2)	Other segment expenses include pension costs, consultant fees, operational travel, other administrative expenses, and strategic development programs expenses.
(3)

Income volatility resulting from the fair value adjustment on non-trading financial instruments and income transfers to IDB Grant Facility are components included in the net income measure used by the CODM to assess the Bank’s financial performance and allocate resources.

For the nine months ended September 30, 2025 and 2024, loans made to or guaranteed by countries that individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,
	2025	2024
Argentina	$734	$731
Brazil	726	807
Other countries	2,737	3,010

NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The macroeconomic performance and credit ratings of IDB’s borrowing member countries are affected by factors such as geopolitical risks and shifts in monetary and fiscal policies. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

Condensed Quarterly Financial Statements	57

NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer co-finances private sector projects with IDB Invest. However, the Bank continues to outsource portfolio management activities of its NSG developmental assets to IDB Invest.

IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as shareholder capital contributions to be funded through capital distributions by IDB on behalf of its shareholders. These capital distributions were intended to be completed during the period 2018-2025 and for a total amount of $725 million. These capital distributions were conditional upon annual Board of Governors’ approval. In February 2024, the Board of Governors approved an accelerated capital distribution of the remaining $143 million distribution to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. The shareholders received additional Capital Stock in IDB Invest as a result of these transactions. All capital distributions related to IDB Invest’s capitalization plan were completed in 2024.

Also, the Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that mainly include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $21 million and $19 million, respectively, for the nine month period ended September 30, 2025 (2024 - $17 million and $20 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $8 million and $1 million, respectively, for the nine month period ended September 30, 2025 (2024 - $13 million and $2 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $413 million as of September 30, 2025 (December 31, 2024 - $237 million) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden (through the Swedish International Development Cooperation Agency) will guarantee up to $100 million of eligible lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if sovereign-guaranteed loans made to or guaranteed by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $83 million as of September 30, 2025 and December 31, 2024, and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

58	Condensed Quarterly Financial Statements

In 2024, the Bank entered into another Agreement by which Sweden (through the Swedish International Development Cooperation Agency) agreed to guarantee up to $250 million of eligible lending exposure to the Governments of Brazil, Argentina and Ecuador for 22 years. The Agreement allows the Bank to increase lending support by up to $469 million for new projects in Bolivia, Brazil, Colombia, Ecuador, Guyana, Peru, Suriname, or Venezuela (3). During the term of the guarantee, if sovereign-guaranteed loans made to or guaranteed by the Governments of Brazil, Argentina and Ecuador were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $250 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $107 million as of September 30, 2025 (December 31, 2024 - none), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil, Argentina, or Ecuador.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 5, 2025, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s Condensed Quarterly Financial Statements as of September 30, 2025.

(3)	Refer to the Past Due, Nonaccrual and Individually Assessed Loans section in Note F – Credit Risk from Developmental Assets and Related Off-Balance-Sheet Exposures.